                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                   Atlantic Coast Entertainment Holdings, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    048416101
                                 (CUSIP Number)

                              Keith Schaitkin, Esq.
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4380
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  July 22, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d- 1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON

            Carl C. Icahn

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

            Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  /X/

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER

            6,344,076

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER

            6,344,076

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            6,344,076

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            68.8%

14    TYPE OF REPORTING PERSON*

            IN

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON

            American Real Estate Holdings L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

            2,771,530

8.    SHARED VOTING POWER

9     SOLE DISPOSITIVE POWER

            2,771,530

10    SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,771,530

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.0%

14    TYPE OF REPORTING PERSON*

            PN

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON

            American Real Estate Partners, L.P.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER

            2,771,530

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER

            2,771,530

      11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,771,530

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.0%

14    TYPE OF REPORTING PERSON*

            PN

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON

            American Property Investors, Inc.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER

            2,771,530

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER

            2,771,530

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,771,530

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.0%

14    TYPE OF REPORTING PERSON*

            CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON

            Beckton Corp.

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER

            2,771,530

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER

            2,771,530

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,771,530

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            49.0%

14    TYPE OF REPORTING PERSON*

            CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON

            Cyprus, LLC

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

            OO

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

            3,572,546

8     SHARED VOTING POWER

9     SOLE DISPOSITIVE POWER

            3,572,546

10    SHARED DISPOSITIVE POWER

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,572,546

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            55.3%

14    TYPE OF REPORTING PERSON*

            CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON

            Starfire Holding Corporation

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

            Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER

            3,572,546

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER

            3,572,546

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,572,546

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            55.3%

14    TYPE OF REPORTING PERSON*

            CO

                                  SCHEDULE 13D

CUSIP No. 048416101

1     NAME OF REPORTING PERSON

            Barberry Corp.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                         (a) / /
                                                                         (b) / /

3     SEC USE ONLY

4     SOURCE OF FUNDS

            Not applicable

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  / /

6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7     SOLE VOTING POWER

8     SHARED VOTING POWER

            3,572,546

9     SOLE DISPOSITIVE POWER

10    SHARED DISPOSITIVE POWER

            3,572,546

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,572,546

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             / /

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            55.3%

14    TYPE OF REPORTING PERSON*

            CO

Item 1. Security and Issuer

      This statement relates to common stock, par value $.01 per share ("Shares"), of Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is c/o Sands Hotel and Casino, Indiana Avenue and Brighton Park, Atlantic City, New Jersey 08401.

Item 2. Identity and Background

      The persons filing this statement are Cyprus, LLC, a Delaware limited liability company ("Cyprus"), Barberry Corp., a Delaware corporation ("Barberry"), Starfire Holding Corporation, a Delaware corporation ("Starfire"), American Real Estate Holdings L.P., a Delaware limited partnership ("AREH"), American Real Estate Partners, L.P., a Delaware limited partnership ("AREP"), American Property Investors, Inc., a Delaware corporation ("American Property"), Beckton Corp., a Delaware corporation ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Registrants"), all having 100 South Bedford Road, Mt. Kisco, New York 10549 as their principal business address, except for Barberry, Starfire and Mr. Icahn, each of whose principal business address is 767 Fifth Avenue, New York, New York 10153.

      Each of Barberry, Starfire and Beckton are wholly-owned by Mr. Icahn. Barberry is the managing member of Cyprus. Mr. Icahn is (i) the sole director and the Chairman of the Board, President and Secretary of Barberry, (ii) the sole director, Chairman of the Board and President of Starfire and (iii) the sole director, Chairman of the Board, President and Secretary of Beckton. American Property is the general partner of both AREH and AREP, and AREP is a limited partner of AREH owning a 99 percent limited partnership interest therein. American Property is 100 percent owned by Beckton. As a result of Mr. Icahn's ownership of and position(s) with Barberry, Starfire and Barberry, Mr. Icahn may be deemed to be in a position to directly and indirectly determine the investment and voting decisions made by the Registrants.

      Cyprus is principally engaged in the business of investing in and holding securities of the Issuer. Barberry is principally engaged in acting as a Member of Cyprus and in the business of investing in and holding securities of various entities. Mr. Icahn's principal occupation is acting as President and a director of Starfire, and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities. AREP is a limited partnership primarily engaged in hotel, casino and resort operations, land, house and condominium development. AREP's business is conducted through a subsidiary limited partnership, AREH, in which AREP owns a 99% limited partnership interest. American Property is primarily engaged in the business of acting as the general partner for AREH and AREP. Beckton is primarily engaged in the business of wholly owning American Property.

      Except as described on Exhibit B, neither Cyprus, Starfire, Barberry, AREH, AREP, American Property, Beckton or Mr. Icahn, nor any director, general partner, member or executive officer of any of the Registrants, has during the past five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Barberry, Starfire, American Property and Beckton is set forth in Schedule A attached hereto.

Item 3. Source and Amount of Funds or Other Consideration

      In connection with the transaction described in registration statements of ACE Gaming LLC and Issuer on Form S-4 (registration numbers 333-110485 and 333-110484), as filed with the Securities and Exchange Commission and declared effective as of June 1, 2004, (i) Warrants to purchase 1,133,284 and 997,620 Shares ("Warrant Shares") were acquired by Cyprus and AREH, respectively, at no cost to Registrants as a result of their ownership of 4,121,033 and 3,627,711 shares of common stock of GB Holdings, Inc., respectively and (ii) $37,009,500 and $26,914,500 face amount of 3% Notes due 2008 ("New Notes") of Issuer were acquired by Cyprus and AREH, respectively, upon exchange by Cyprus and AREH of $37,009,500 and $26,914,500 face amount, of 11% Notes due 2005 of GB Property Funding Corp. ("11% Notes"). By reason of their respective ownership of New Notes, Cyprus and AREH may be deemed to beneficially own 2,439,262 and 1,773,910 Shares, respectively, since the New Notes are convertible into, or payable in, Shares at the election of holders of a majority in principal amount of the outstanding New Notes. The forms of Warrant and Indenture covering the New Notes are filed as Exhibits 4.7 and 4.6, respectively, to the post-effective amendment to the registration statements referred to above filed with the Securities and Exchange Commission on August 2, 2004.

Item 4. Purpose of the Transaction

      Registrants may acquire additional Shares, Warrants, Warrant Shares and/or New Notes as they deem appropriate, whether in open market purchases, privately negotiated transactions, through the exercise of Warrants, the conversion of New Notes or otherwise. Mr. Icahn and Registrants reserve the right to dispose of some or all of their Warrants, Warrant Shares and/or New Notes in the open market, in privately negotiated transactions to third parties or otherwise.

Item 5. Interest in Securities of the Issuer

      (a) As of the close of business on July 22, 2004, Registrants beneficially owned in the aggregate 6,344,076 Shares constituting approximately 68.8% of the outstanding Shares (based upon (i) the 2,882,931 Shares estimated by Registrants to be outstanding as of July 22 based upon the Issuer's filing on Form 8-K, filed with the Securities and Exchange Commission on July 23, 2004, (ii) the 2,130,904 Warrant Shares that may be deemed to be beneficially owned by Registrants by virtue of their ownership of Warrants and (iii) the 4,213,172 Shares that may be deemed to be beneficially owned by Registrants as a result of Registrants' ownership of an aggregate of $63,924,000 face amount of New Notes). In addition to the foregoing, Registrants beneficially own 77.49% of the outstanding common stock of GB Holdings, Inc., which in turn owns 2,882,931 Shares. Registrants have not included these Shares in the calculations contained in this Schedule 13D, and hereby disclaim beneficial ownership of such Shares. Each of Barberry and Starfire may, by virtue of its membership interest in Cyprus, be deemed to own beneficially the 3,572,546 Shares as to which Cyprus may be deemed to possess direct beneficial ownership. Each of Barberry and Starfire disclaims beneficial ownership of such Shares for all other purposes. Each of AREP and American Property may, by virtue their respective partnership positions with AREH, be deemed to own beneficially the 2,771,530 Shares as to which AREH may be deemed to possess direct beneficial ownership. Each of AREP and American Property disclaims beneficial ownership of such Shares for all other purposes. Beckton may, by virtue of its ownership of American Property, be deemed to own beneficially the 2,771,530 Shares as to which AREH may be deemed to possess direct beneficial ownership. Beckton disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn may, by virtue of his ownership of and/or positions with Cyprus, Barberry, Starfire, AREP, AREH, American Property and Beckton, be deemed to own beneficially the (i) 3,572,546 Shares as to which Cyprus may be deemed to possess direct beneficial ownership and (ii) 2,771,530 Shares as to which AREH may be deemed to possess direct beneficial ownership. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

      (b) AREH may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,771,530 Shares. Cyprus may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of 3,572,546 Shares. Each of AREP, American Property and Beckton may, by virtue of its partnership interest in or indirect ownership of AREH, be deemed to share with AREH the power to vote or direct the vote and to dispose or to direct the disposition of the 2,771,530 Shares as to which AREH possesses direct beneficial ownership. Each of Barberry and Starfire may, by virtue of its membership interest in Cyprus, be deemed to share with Cyprus the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,572,546 Shares as to which Cyprus may be deemed to possess direct beneficial ownership. Mr. Icahn may, by virtue of his ownership of and position(s) with Barberry, Starfire and Beckton be deemed to share with (i) AREH the power to vote or to direct the vote and to dispose or to direct the disposition of the 2,771,530 Shares as to which AREH may be deemed to possess direct beneficial ownership and
            (ii) Cyprus the power to vote or to direct the vote and to dispose or to direct the disposition of the 3,572,546 Shares as to which Cyprus may be deemed to possess direct beneficial ownership.

      (c)   See items 3 and 5(a).

      (d)   Not applicable.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

      AREH and Cyprus have entered into a Registration Rights Agreement with Issuer in the form attached as Exhibit C hereto, pursuant to which AREH and Cyprus will receive certain registration rights in respect of their Shares. AREH and Cyprus are also the owners of the Warrants and the New Notes.

Item 7. Material to Be Filed as Exhibits

Exhibit A:  Joint Filing Agreement among Carl C. Icahn, Cyprus, Barberry,
            Starfire, AREH, AREP, American Property and Beckton

Exhibit B:  Item 2 disclosure

Exhibit C:  Registration Rights Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.01 per share, of Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation, is true, complete and correct.

Dated: as of July 29, 2004.

                                       /s/ Carl C. Icahn
                                       -----------------
                                       Carl C. Icahn, Individually

                                       CYPRUS, LLC

                                           By:      BARBERRY CORP.
                                           Title:   Managing Member

                                                    /s/ Edward E. Mattner
                                                    ----------------------
                                                    By:     Edward E. Mattner
                                                    Title:  Authorized Signatory


                                       STARFIRE HOLDING CORPORATION

                                       /s/ Robert J. Mitchell
                                       ----------------------
                                       By:      Robert J. Mitchell
                                       Title:   Authorized Signatory

                                       BARBERRY CORP.

                                       /s/ Edward E. Mattner
                                       ---------------------
                                       By:      Edward E. Mattner
                                       Title:   Authorized Signatory

                                   AMERICAN REAL ESTATE HOLDINGS L.P.

                                           By:  American Property Investors,
                                           Inc., its general partner

                                           /s/ Martin Hirsch
                                           -----------------
                                           By:      Martin Hirsch
                                           Title:   Executive Vice President


                  [signature page to ACE Holdings Schedule 13D]

                                   AMERICAN REAL ESTATE PARTNERS L.P.

                                       By:  American Property Investors,
                                       Inc., its general partner

                                       /s/ Martin Hirsch
                                       -----------------
                                       By:      Martin Hirsch
                                       Title:   Executive Vice President

                                   AMERICAN PROPERTY INVESTORS, INC.

                                       /s/ Martin Hirsch
                                       -----------------
                                       By:      Martin Hirsch
                                       Title:   Executive Vice President

                                   BECKTON CORP.

                                       /s/ Edward E. Mattner
                                       ---------------------
                                       By:      Edward E. Mattner
                                       Title:   Authorized Signatory

                  [signature page to ACE Holdings Schedule 13D]

                                    Exhibit A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, $.01 par value, of Atlantic Coast Entertainment Holdings, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 29th day of July, 2004.

                                       /s/ Carl C. Icahn
                                       -----------------
                                       Carl C. Icahn, Individually

                                       CYPRUS, LLC

                                           By:      BARBERRY CORP.
                                           Title:   Managing Member

                                                    /s/ Edward E. Mattner
                                                    ----------------------
                                                    By:     Edward E. Mattner
                                                    Title:  Authorized Signatory


                                       STARFIRE HOLDING CORPORATION

                                       /s/ Robert J. Mitchell
                                       ----------------------
                                       By:      Robert J. Mitchell
                                       Title:   Authorized Signatory

                                       BARBERRY CORP.

                                       /s/ Edward E. Mattner
                                       ---------------------
                                       By:      Edward E. Mattner
                                       Title:   Authorized Signatory

                                   AMERICAN REAL ESTATE HOLDINGS L.P.

                                           By:  American Property Investors,
                                           Inc., its general partner

                                           /s/ Martin Hirsch
                                           -----------------
                                           By:      Martin Hirsch
                                           Title:   Executive Vice President


     [Signature Page of Joint Filing Agreement to ACE Holdings Schedule 13D]

                                   AMERICAN REAL ESTATE PARTNERS L.P.

                                       By:  American Property Investors,
                                       Inc., its general partner

                                       /s/ Martin Hirsch
                                       -----------------
                                       By:      Martin Hirsch
                                       Title:   Executive Vice President

                                   AMERICAN PROPERTY INVESTORS, INC.

                                       /s/ Martin Hirsch
                                       -----------------
                                       By:      Martin Hirsch
                                       Title:   Executive Vice President

                                   BECKTON CORP.

                                       /s/ Edward E. Mattner
                                       ---------------------
                                       By:      Edward E. Mattner
                                       Title:   Authorized Signatory

       [Signature Page of Joint Filing Agreement to ACE Holdings Schedule]

                                    Exhibit B

            On January 5, 2001, Reliance Group Holdings, Inc. ("Reliance") commenced an action in the United States District Court for the Southern District of New York against "Carl C. Icahn, Icahn Associates Corp. and High River Limited Partnership" alleging that High River's tender offer for Reliance 9% senior notes violated Section 14(e) of the Exchange Act. Reliance sought a temporary restraining order and preliminary and permanent injunctive relief to prevent defendants from purchasing the notes. The Court initially imposed a temporary restraining order. Defendants then supplemented the tender offer disclosures. The Court conducted a hearing on the disclosures and other matters raised by Reliance. It then denied plaintiffs' motion for a preliminary injunction and ordered dissolution of its temporary restraining order following dissemination of the supplement.

            Reliance took an immediate appeal to the United States Court of Appeals for the Second Circuit and sought a stay to restrain defendants from purchasing notes during the pendency of the appeal. On January 30, 2001, the Court of Appeals denied plaintiff's stay application. On January 30, Reliance also sought a further temporary restraining order from the District Court. The Court considered the matter and reimposed its original restraint until noon the next day, at which time the restraint was dissolved. The appeal was argued on March 9 and denied on March 22, 2001.

                                   SCHEDULE A

               DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANTS

      Name, Business Address and Principal Occupation of Each Executive Officer and Director of Barberry, Starfire, American Property and Beckton.

      The following sets forth the name, position, and principal occupation of each director and executive officer of Barberry, Starfire, American Property and Beckton. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each such director and executive officer is 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Amendment No. 2 to Schedule 13D, none of the directors or executive officers of the Registrants own any shares of the Issuer.

BARBERRY CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Chairman, President and Secretary
Edward E. Mattner                   Authorized Signatory
Gail Golden                         Authorized Signatory
Robert J. Mitchell                  Authorized Signatory
Jordan Bleznick                     Vice President -- Taxes

STARFIRE HOLDING CORPORATION

Name                                Position
----                                --------
Carl C. Icahn                       Chairman and President
Robert J. Mitchell                  Authorized Signatory
Richard T. Buonato                  Authorized Signatory
Gail Golden                         Authorized Signatory
Jordan Bleznick                     Vice President -- Taxes

AMERICAN PROPERTY INVESTORS, INC.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman
William A. Leidesdorf               Director
Jack G. Wasserman                   Director
James L. Nelson                     Director
Keith A. Meister                    President and Chief Executive Officer
John P. Saldarelli                  Vice President, Secretary and Treasurer
Henry J. Gerard                     Vice President and Controller
Martin Hirsch                       Executive Vice President and Director of
                                      Acquisitions and Development
Gail Golden                         Assistant Secretary

BECKTON CORP.

Name                                Position
----                                --------

Carl C. Icahn                       Chairman, President and Secretary
Richard T. Buonato                  Vice President and Treasurer
Edward E. Mattner                   Authorized Signatory

                          REGISTRATION RIGHTS AGREEMENT

                                 by and between

                   Atlantic Coast Entertainment Holdings, Inc.

                                       And

                          The Other Signatories Hereto

                            Dated as of July 22, 2004

                                TABLE OF CONTENTS

                  This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.

                                                                            Page
                                                                            ----

ARTICLE I         SALE OF SHARES AND CLOSING..............................    1
         Section 1.1  PURCHASE AND SALE...................................    1
ARTICLE II        REPRESENTATIONS AND WARRANTIES OF THE COMPANY...........    2
         Section 2.1  CORPORATE EXISTENCE OF THE COMPANY..................    2
         Section 2.2  AUTHORITY...........................................    2
         Section 2.3  CAPITAL AND DEBT STRUCTURE..........................    2
         Section 2.4  NO CONFLICTS........................................    2
ARTICLE III       REPRESENTATIONS AND WARRANTIES OF PURCHASER.............    3
         Section 3.1  ORGANIZATION OF PURCHASER...........................    3
         Section 3.2  AUTHORITY...........................................    3
         Section 3.3  NO CONFLICTS........................................    3
         Section 3.4  CASINO AUTHORIZATION................................    4
ARTICLE IV        COVENANTS OF THE COMPANY................................    4
         Section 4.1  PIGGY-BACK REGISTRATION.............................    4
         Section 4.2  DEMAND REGISTRATION.................................    5
         Section 4.3  REGISTRATIONS ON FORM S-3...........................    5
         Section 4.4  EFFECTIVENESS.......................................    5
         Section 4.5  INDEMNIFICATION BY THE COMPANY......................    6
         Section 4.6  INDEMNIFICATION BY HOLDERS OF REGISTRABLE SHARES....    8
         Section 4.7  EXCHANGE ACT REGISTRATION...........................    9
         Section 4.8  DAMAGES.............................................   10
         Section 4.9  FURTHER OBLIGATIONS OF THE COMPANY..................   10
         Section 4.10  EXPENSES...........................................   12
         Section 4.11  TRANSFERABILITY....................................   12
         Section 4.12  MERGERS, ETC.......................................   12
ARTICLE V         DEFINITIONS.............................................   12
         Section 5.1  DEFINITIONS.........................................   13
ARTICLE VI        MISCELLANEOUS...........................................   15
         Section 6.1  ENTIRE AGREEMENT....................................   15
         Section 6.2  WAIVER..............................................   15
         Section 6.3  AMENDMENT...........................................   15
         Section 6.4  NO THIRD PARTY BENEFICIARY..........................   15
         Section 6.5  ASSIGNMENT; BINDING EFFECT..........................   15
         Section 6.6  HEADINGS............................................   15
         Section 6.7  INVALID PROVISIONS..................................   16
         Section 6.8  GOVERNING LAW.......................................   16
         Section 6.9  COUNTERPARTS........................................   16

      This REGISTRATION RIGHTS AGREEMENT (the "Agreement") dated as of _______, 2004 is made and entered into by and between Atlantic Coast Entertainment Holdings, Inc., a Delaware corporation (the "Company"), and the other signatories listed hereto (collectively the "Holders"). Capitalized terms used herein, but not otherwise defined shall have the meaning set forth in the Registration Statement filed on Form S-4, dated as of _______, 2004, with Registration No. 333-110484 and the Registration Statement on Form S-4, dated as of _______, 2004, with the Registration number 333-110485, as amended.

      WHEREAS, pursuant to the Transaction, the Company shall distribute (the "Distribution"), pro rata to the stockholders of GB Holdings, Inc. ("Parent")
(i) warrants (the "Warrants") to purchase an aggregate of 2,750,000 shares (the "Warrant Shares") of common stock, par value $.01 per share (the "Common Stock"), of the Company; or (ii) 2,750,000 shares (the "Shares") of Common Stock;

      WHEREAS, pursuant to the Transaction, the Company shall distribute New Notes to holders of Existing Notes that elect to tender such Notes for exchange and following the election of the holders of a majority of principal amount of the New Notes outstanding, the New Notes will be payable in or convertible into up to 7,250,000 shares of Common Stock;

      WHEREAS, the Holders are stockholders of Parent and will receive Warrants or Common Stock as part of the Distribution;

      WHEREAS, the Holders own Existing Notes and if they tender for exchange they will receive New Notes which will be payable in or convertible into up to 4,250,000 shares (the "Note Conversion Shares") of Common Stock;

      WHEREAS, the Holders desire, and the Company agrees to grant to the Holders, certain registration rights with respect to the Warrants, the Warrant Shares, the Shares, and the Note Conversion Shares that they receive in the Transaction.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I
                       DISTRIBUTION OF SHARES AND WARRANTS

            Section 1.1 RIGHTS GRANTED. The Company agrees that, upon consummation of the Transaction, the Holders shall be entitled to the registration rights described in Article IV herein.

                                   ARTICLE II
                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

            The Company hereby represents and warrants to The Holders as follows:

            Section 2.1 CORPORATE EXISTENCE OF THE COMPANY. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has full corporate power and authority to execute and deliver this Agreement and to perform the Company's obligations hereunder and to consummate the transactions contemplated hereby.

            Section 2.2 AUTHORITY. The execution and delivery by the Company of this Agreement, and the performance by such party of its obligations hereunder, have been duly and validly authorized by the Board of Directors of the Company, no other corporate action on the part of the Company or its stockholders being necessary. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms.

            Section 2.3 CAPITAL STRUCTURE. The Shares, upon issuance as contemplated herein, the Warrant Shares, when issued upon exercise of the Warrants in accordance with their terms, and the Note Conversion Shares, when issued upon payment or conversion of the New Notes, will be duly authorized, validly issued, fully paid and nonassessable.

            Section 2.4 NO CONFLICTS. The execution and delivery by the Company of this Agreement do not, and the performance by the Company of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

                  (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of incorporation or by-laws (or other comparable corporate charter documents) of the Company;

                  (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to the Company or any of its Assets and Properties (other than such conflicts, violations or breaches (i) which will not in the aggregate adversely affect the validity or enforceability of this Agreement or have a material adverse effect on the Business or Condition of the Company or (ii) as would occur solely as a result of the identity or the legal or regulatory status of the Holders or any of its Affiliates); or

                  (c)(i) conflict with or result in a violation or breach of,
(ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require the Company to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Lien upon the Company or any of its Assets and Properties under, any Contract or License to which the Company is a party or by which any of its Assets and Properties is bound.

                                   ARTICLE III
                  REPRESENTATIONS AND WARRANTIES OF THE HOLDERS

            Each of the Holders severally represents and warrants to the Company as follows:

            Section 3.1 ORGANIZATION OF THE HOLDERS. Such Holder is duly organized, validly existing and in good standing under the Laws of the state of its organization. Such Holder is duly authorized to execute and deliver this Agreement and to perform such Holder's obligations hereunder and to consummate the transactions contemplated hereby.

            Section 3.2 AUTHORITY. The execution and delivery by such Holder of this Agreement, and the performance by such Holder of its obligations hereunder, have been duly and validly authorized, no other action on the part of such Holder being necessary. This Agreement has been duly and validly executed and delivered by such Holder and constitutes a legal, valid and binding obligation of the Holder enforceable against the Holder in accordance with its terms.

            Section 3.3 NO CONFLICTS. The execution and delivery by such Holder of this Agreement does not, the performance by such Holder of its obligations under this Agreement and the consummation of the transactions contemplated hereby will not:

                  (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of its operating agreement (or other comparable organizational documents) of such Holder;

                  (b) conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to such Holder or any of its Assets and Properties (other than such conflicts, violations or breaches (i) which will not in the aggregate adversely affect the validity or enforceability of this Agreement or have a material adverse effect on the Business or Condition of such Holder or (ii) as would occur solely as a result of the identity or the legal or regulatory status of the Company or any of its Affiliates); or

                  (c) (i) conflict with or result in a violation or breach of,
(ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require such Holder to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, or (v) result in the creation or imposition of any Lien upon such Holder or any of its Assets and Properties under, any Contract or License to which such Holder is a party or by which any of its Assets and Properties is bound.

            Section 3.4 CASINO AUTHORIZATION. To the extent required, each of the Holders has obtained Plenary Qualification from the New Jersey Casino Control Commission.

                                   ARTICLE IV
                            COVENANTS OF THE COMPANY

            The Company covenants and agrees with the Holders that the Company will comply with the covenants and provisions of this ARTICLE IV, except to the extent the Holders may otherwise consent in writing:

            Section 4.1 PIGGY-BACK REGISTRATION. If at any time the Company shall determine to register for its own account or the account of others under the Securities Act (including pursuant to a demand for registration made by any stockholder of the Company) any of its equity securities, or warrants to purchase equity securities, other than on Form S-4 or Form S-8 or their then equivalents relating to shares of Common Stock to be issued solely in connection with any acquisition of any entity or business or shares of Common Stock issuable in connection with stock option or other employee benefit plans, it shall send to each holder of Registrable Securities as reflected on the books and records of or maintained on behalf of the Company (each a "holder"), including each holder who has the right to acquire, who is entitled to registration rights under this SECTION 4.1 written notice of such determination and, if within fifteen (15) days after receipt of such notice, such holder shall so request in writing, the Company shall use its reasonable efforts to include in such registration statement all or any part of the Registrable Securities such holder requests to be registered, except that if, in connection with any underwritten public offering of the Company the managing underwriter shall impose a limitation on the number of shares of such Common Stock which may be included in the registration statement because, in its judgment, such limitation is necessary to effect an orderly public distribution, then the Company shall be obligated to include in such registration statement only such limited portion of the Registrable Securities with respect to which such holder has requested inclusion hereunder. Any exclusion of Registrable Securities shall be made pro rata among the holders seeking to include Registrable Securities, in proportion to the number of Registrable Securities sought to be included by such holders; provided, however, that the Company shall not exclude any Registrable Securities unless the Company has first excluded all outstanding securities which are not entitled by right to inclusion of securities in such registration statement pursuant to this ARTICLE IV. No incidental right under this SECTION 4.1 shall be construed to limit any registration required under SECTION 4.2. The obligations of the Company to a holder under this SECTION 4.1 may be waived only by such Holder. Anything herein to the contrary notwithstanding, no other registration rights (demand or piggy-back) with respect to any debt or equity securities shall be granted to any Person without the consent of the Holders.

            Section 4.2 DEMAND REGISTRATION. If at any time and from time to time after the date hereof holders of a majority of Registrable Securities shall notify the Company in writing that it or they intend to offer or cause to be offered for public sale Registrable Securities held by such holders, which shares constitute at least twenty percent (20%) of the Registrable Securities of any class, type or series, then the Company will so notify all holders of Registrable Securities, including all holders who have a right to acquire Registrable Securities. Upon written request of any holder given within fifteen
(15) days after the receipt by such holder from the Company of such notification, the Company will use its best efforts to cause such of the Registrable Securities as may be requested by any holder thereof (including the holder or holders giving the initial notice of intent to offer) to be registered under the Securities Act as expeditiously as possible. In connection with any request by any holder of Registrable Securities for registration thereof pursuant to this SECTION 4.2, the Company shall have the right (to be exercised not more than one time in any 365 day period) to defer the filing of a registration statement with the Commission for up to 30 days after such filing would otherwise be required hereunder if the Company shall furnish to the holders requesting such registration a certificate approved by the Board of Directors stating that, in the good faith judgment of the Company, it would be materially detrimental to the interests of the Company for such registration statement to be filed at such time.

            Section 4.3 REGISTRATIONS ON FORM S-3. In addition to the rights provided the holders of Registrable Securities in SECTIONS 4.1 and 4.2, if the registration of Registrable Securities under the Securities Act can be effected on Form S-3 (or any similar form promulgated by the Commission), then upon the written request of one or more holders of Registrable Securities for the registration of Registrable Securities held by such holders, the Company will so notify each holder of Registrable Securities, including each holder who has a right to acquire Registrable Securities, and then will, as expeditiously as possible, use its best efforts to effect qualification and registration under the Securities Act on Form S-3 of all or such portion of the Registrable Securities as the holder or holders shall specify in the initial request to the Company or upon written request of a holder to the Company given within fifteen
(15) days after the receipt by the holder from the Company of such notification.

            Section 4.4 EFFECTIVENESS. The Company will use its best efforts to maintain the effectiveness for up to 90 days (or such shorter period of time as the underwriters need to complete the distribution of the registered offering, or one year in the case of a "shelf" registration statement on Form S-3) of any registration statement pursuant to which any of the Registrable Securities are being offered, and from time to time will use reasonable efforts to amend or supplement such registration statement and the prospectus contained therein to the extent necessary to comply with the Securities Act and any applicable state securities statute or regulation. The Company will also provide each holder of Registrable Securities with as many copies of the prospectus contained in any such registration statement as it may reasonably request.

            Section 4.5 INDEMNIFICATION BY THE COMPANY. (a) In the event that the Company registers any of the Registrable Securities under the Securities Act, the Company will indemnify and hold harmless each holder and each underwriter of the Registrable Securities (including their officers, directors, affiliates and partners) so registered (including any broker or dealer through whom such shares may be sold) and each Person, if any, who controls such holder or any such underwriter within the meaning of Section 15 of the Securities Act from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them become subject under the Securities Act, applicable state securities laws or under any other statute or at common law or otherwise, as incurred, and, except as hereinafter provided, will reimburse each such holder, each such underwriter and each such controlling Person, if any, for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, as incurred, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, in any preliminary or amended preliminary prospectus or in the final prospectus (or the registration statement or prospectus as from time to time amended or supplemented by the Company) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act or any state securities laws applicable to the Company and relating to action or inaction required of the Company in connection with such registration, unless (i) such untrue statement or alleged untrue statement or omission or alleged omission was made in such registration statement, preliminary or amended preliminary prospectus or final prospectus in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by any such holder of Registrable Securities (in the case of indemnification of such holder), any such underwriter (in the case of indemnification of such underwriter) or any such controlling Person (in the case of indemnification of such controlling Person) expressly for use therein, or unless (ii) in the case of a sale directly by such holder of Registrable Securities (including a sale of such Registrable Securities through any underwriter retained by such holder of Registrable Securities to engage in a distribution solely on behalf of such holder of Registrable Securities), such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus copies of which were delivered to such holder of Registrable Securities or such underwriter on a timely basis, and such holder of Registrable Securities failed to deliver a copy of the final or amended prospectus at or prior to the confirmation for the sale of the Registerable Shares to the person asserting any such loss, claim, damage or liability in any case where such delivery is required by the Securities Act.

                  (b) Promptly after receipt by any holder of Registrable Securities, any underwriter or any controlling Person, of notice of the commencement of any action in respect of which indemnity may be sought against the Company, such holder of Registrable Securities, or such underwriter or such controlling person, as the case may be, will notify the Company in writing of the commencement thereof (provided, that failure by any such person to so notify the

Company shall not relieve the Company from any liability it may have hereunder to any other Person entitled to claim indemnity or contribution hereunder) and, subject to the provisions hereinafter stated, the Company shall be entitled to assume the defense of such action (including the employment of counsel, who shall be counsel reasonably satisfactory to such holder of Registrable Securities, such underwriter or such controlling Person, as the case may be), and the payment of expenses insofar as such action shall relate to any alleged liability in respect of which indemnity may be sought against the Company.

                  (c) Such holder of Registrable Securities, any such underwriter or any such controlling Person shall have the right to employ separate counsel in any such action and to participate in the defense thereof but the fees and expenses of such counsel subsequent to any assumption of the defense by the Company shall not be at the expense of the Company unless the employment of such counsel has been specifically authorized in writing by the Company. The Company shall not be liable to indemnify any Person for any settlement of any such loss, claim, damage, expense, liability or action effected without the Company's written consent. The Company shall not, except with the approval of each party being indemnified under this SECTION 4.5, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the parties being so indemnified of a release from all liability in respect to such claim or litigation.

                  (d) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which any holder of Registrable Securities exercising rights under this ARTICLE IV, or any controlling Person of any such holder, makes a claim for indemnification pursuant to this SECTION 4.5 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding the fact that this SECTION 4.5 provides for indemnification in such case, then, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the holder of Registrable Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the holder of Registrable Securities on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or by the holder of Registrable Securities on the other, and each party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (A) no such holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered by it pursuant to such registration statement, net of any underwriting discounts or commissions paid by such holder; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section

11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

            Section 4.6 INDEMNIFICATION BY HOLDERS OF REGISTRABLE SECURITIES.
(a) In the event that the Company registers any of the Registrable Securities under the Securities Act, each holder of the Registrable Securities so registered will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed or otherwise participated in the preparation of the registration statement, each underwriter of the Registrable Securities so registered (including any broker or dealer through whom such of the shares may be sold) and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act from and against any and all losses, claims, damages, expenses or liabilities, joint or several, to which they or any of them may become subject under the Securities Act, applicable state securities laws or under any other statute or at common law or otherwise, and, except as hereinafter provided, will reimburse the Company and each such director, officer, underwriter or controlling Person for any legal or other expenses reasonably incurred by them or any of them in connection with investigating or defending any actions whether or not resulting in any liability, insofar as such losses, claims, damages, expenses, liabilities or actions arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in the registration statement, in any preliminary or amended preliminary prospectus or in the final prospectus (or in the registration statement or prospectus as from time to time amended or supplemented) or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary in order to make the statements therein not misleading, but only insofar as (i) any such statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company in connection therewith by such holder of Registrable Securities expressly for use therein and (ii) in the case of a sale directly by such holder of Registrable Securities (including a sale of such Registrable Securities through any underwriter retained by such holder of Registrable Securities to engage in a distribution solely on behalf of such holder of Registrable Securities), such untrue statement or alleged untrue statement or omission or alleged omission was contained in a preliminary prospectus and corrected in a final or amended prospectus copies of which were delivered to such holder of Registrable Securities or such underwriter on a timely basis, and such holder of Registrable Securities failed to deliver a copy of the final or amended prospectus at or prior to the confirmation for the sale of the Registerable Shares to the person asserting any such loss, claim, damage or liability in any case where such delivery is required by the Securities Act; provided, however, that such holder's obligations hereunder shall be limited to an amount equal to the aggregate public offering price of the Registrable Securities sold by such holder in such registration, net of any underwriting discounts or commissions paid by such holder.

                  (b) Promptly after receipt of notice of the commencement of any action in respect of which indemnity may be sought against such holder of Registrable Securities hereunder, the Company will notify such holder of Registrable Securities in writing of the commencement thereof (provided, that failure by the Company to so notify such holder shall not relieve such holder from any liability it may have hereunder to any other Person entitled to claim indemnity or contribution hereunder), and such holder of Registrable Securities shall, subject to the provisions hereinafter stated, be entitled to assume the defense of such action (including the employment of counsel, who shall be counsel reasonably satisfactory to the Company) and the payment of expenses insofar as such action shall relate to the alleged liability in respect of which indemnity may be sought against such holder of Registrable Securities. The Company and each such director, officer, underwriter or controlling Person shall have the right to employ separate counsel in any such action and to participate in the defense thereof, but the fees and expenses of such counsel subsequent to any assumption of the defense by such holder of Registrable Securities shall not be at the expense of such holder of Registrable Securities unless employment of such counsel has been specifically authorized in writing by such holder of Registrable Securities. Such holder of Registrable Securities shall not be liable to indemnify any Person for any settlement of any such loss, claim, damage, expense, or liability or action effected without such holder's written consent.

                  (c) In order to provide for just and equitable contribution to joint liability under the Securities Act in any case in which the Company or another Person entitled to indemnification pursuant to this SECTION 4.6 makes a claim for indemnification pursuant to this SECTION 4.6, but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case notwithstanding that this SECTION 4.6 provides for indemnification, in such case, then, the Company and such holder will contribute to the aggregate losses, claims, damages or liabilities to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and of the holder of Registrable Securities on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company on the one hand and of the holder of Registrable Securities on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or by the holder of Registrable Securities on the other, and each party's relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission; provided, however, that, in any such case, (A) no such holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered by it pursuant to such registration statement, net of any underwriting discounts or commissions paid by such holder; and (B) no person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person or entity who was not guilty of such fraudulent misrepresentation.

            Section 4.7 EXCHANGE ACT REGISTRATION. If the Company at any time shall list any class of equity securities on any national securities exchange or obtain authorization for shares of such class to be quoted on an automated quotation system and shall register such class of equity securities under the Exchange Act, the Company will, at its expense, simultaneously list on such exchange or qualify for trading on such automated quotation system and maintain such listing or authorization of, the Registrable Securities of such class. If the Company becomes subject to the reporting requirements of either Section 13 or Section 15(d) of the Exchange Act, the Company will use its best efforts to timely file with the Commission such information as the Commission may require under either of said Sections; and in such event, the Company shall use its best efforts to take all action as may be required as a condition to the availability of Rule 144 or Rule 144A under the Securities Act (or any successor exemptive rule hereafter in effect) with respect to such equity securities. The Company shall furnish to any holder of Registrable Securities forthwith upon request (i) a written statement by the Company as to its compliance with the reporting requirements of Rule 144, (ii) a copy of the most recent annual or quarterly report of the Company as filed with the Commission, and (iii) such other reports and documents as a holder may reasonably request in availing itself of any rule or regulation of the Commission allowing a holder to sell any such Registrable Securities without registration. After the occurrence of the initial public offering, the Company agrees to use its best efforts to facilitate and expedite transfers of the Shares pursuant to Rule 144 under the Securities Act, which efforts shall include timely notice to its transfer agent to expedite such transfers of Shares.

            Section 4.8 DAMAGES. The Company recognizes and agrees that the holder of Registrable Securities will not have an adequate remedy if the Company fails to comply with this ARTICLE IV and that damages may not be readily ascertainable, and the Company expressly agrees that, in the event of such failure, it shall not oppose an application by the holder of Registrable Securities or any other Person entitled to the benefits of this ARTICLE IV requiring specific performance of any and all provisions hereof or enjoining the Company from continuing to commit any such breach of this ARTICLE.

            Section 4.9 FURTHER OBLIGATIONS OF THE COMPANY. Whenever under the preceding SECTIONS of this ARTICLE IV, the Company is required hereunder to register Registrable Securities, it agrees that it shall also do the following:

                  (i) Furnish to each selling holder such copies of each preliminary and final prospectus and such other documents as said holder may reasonably request to facilitate the public offering of its Registrable Securities;

                  (ii) Use its best efforts to register or qualify the Registrable Securities covered by said registration statement under the applicable securities or "blue sky" laws of such jurisdictions as any selling holder may reasonably request; provided, however, that the Company shall not be obligated to qualify to do business in any jurisdictions where it is not then so qualified or to take any action which would subject it to the service of process in suits other than those arising out of the offer or sale of the securities covered by the registration statement in any jurisdiction where it is not then so subject;

                  (iii) Furnish to each selling holder a signed counterpart, addressed to the selling holders and any underwriter, of "comfort" letters signed by the Company's independent public accountants who have examined and reported on the Company's financial statements included in the registration statement, to the extent permitted by the standards of the American Institute of Certified Public Accountants, covering substantially the same matters with respect to the registration statement (and the prospectus included therein) and (in the case of the accountants' "comfort" letters) with respect to events subsequent to the date of the financial statements, as are customarily covered in opinions of issuer's counsel and in accountants' "comfort" letters delivered to the underwriters in underwritten public offerings of securities, to the extent that the Company is required to deliver or cause the delivery of such opinion or "comfort" letters to the underwriters in an underwritten public offering of securities;

                  (iv) Permit each selling holder of Registrable Securities or such holder's counsel or other representatives to inspect and copy such non-confidential corporate documents and records as may reasonably be requested by them;

                  (v) Furnish to each selling holder of Registrable Securities a copy of all documents filed with and all correspondence from or to the Commission in connection with any such offering of securities;

                  (vi) Use its best efforts to insure the obtaining of all necessary approvals from the NASD or other applicable regulatory authority, if applicable;

                  (vii) Use its best efforts to cause all Registrable Securities so registered pursuant hereto to be listed on any securities exchange or authorized for quotation in any automated quotation system on or in which outstanding shares of such class are listed or authorized for quotation at the time such registration is declared effective by the Commission;

                  (viii) Designate a transfer agent and registrar for the class or classes of shares which include such Registrable Securities and obtain a CUSIP number for such class or classes of shares, in each case not later than the date such registration is declared effective by the Commission; and

                  (ix) Otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earning statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first month after the effective date of the registration statement covering the initial public offering, which earning statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

            Whenever under the preceding SECTIONS of this ARTICLE IV the holders of Registrable Securities are registering such securities pursuant to any registration statement, each such holder agrees to timely provide to the Company, at its request, such information and materials as it may reasonably request in order to effect the registration of such Registrable Securities.

            Section 4.10 EXPENSES. In the case of each registration effected under this Article IV, the Company shall bear all reasonable costs and expenses of each such registration on behalf of the selling holders of Registrable Securities, including, but not limited to, the Company's printing, legal and accounting fees and expenses, Commission and NASD filing fees and "Blue Sky" fees; provided, however, that the Company shall have no obligation to pay or otherwise bear any portion of the underwriters' commissions or discounts attributable to the Registrable Securities being offered and sold by the holders of the Registrable Securities, or the fees and expenses of counsel for the selling holders of Registrable Securities in connection with the registration of the Registrable Securities. The Company shall also pay all expenses of the holders of the Registrable Securities in connection with any registration initiated pursuant to this ARTICLE IV which is withdrawn or abandoned at the request of the Company.

            Section 4.11 TRANSFERABILITY. (a) For all purposes of ARTICLE IV of this Agreement, a Holder or assignee thereof who becomes a party to this Agreement in accordance with SECTION 4.11(b) hereof shall be deemed at any particular time to be the holder of all Registrable Securities of which such Person shall at such time be the "beneficial owner," determined in accordance with Rule 13d-3 under the Exchange Act.

                  (b) For all purposes of ARTICLE IV of this Agreement, the holder of Registrable Securities shall include not only the Holder, but also any assignee or transferee of the Registrable Securities; provided, however, that such assignee or transferee agrees in writing to be bound by all of the provisions of this Agreement.

            Section 4.12 MERGERS, ETC. The Company shall not, directly or indirectly, enter into any merger, consolidation or reorganization in which the Company shall not be the surviving corporation unless the proposed surviving corporation shall, prior to such merger, consolidation or reorganization, agree in writing to assume the obligations of the Company under this Agreement, and for that purpose references hereunder to Registrable Securities shall be deemed to be references to the securities which the Holders would be entitled to receive in exchange for Registrable Securities under any such merger, consolidation or reorganization; provided, however, that the provisions of this
SECTION 4.12 shall not apply in the event of any merger, consolidation, or reorganization in which the Company is not the surviving corporation if all stockholders are entitled to receive in exchange for their Registrable Securities consideration consisting solely of (i) cash, or (ii) securities of the acquiring corporation which may be immediately sold to the public without registration under the Securities Act.

                                    ARTICLE V
                                   DEFINITIONS

            Section 5.1 DEFINITIONS. As used in this Agreement, the following defined terms have the meanings indicated below:

            "ACTIONS OR PROCEEDINGS" means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation.

            "AFFILIATE" means any Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise.

            "ASSETS AND PROPERTIES" of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person.

            "BOARD OF DIRECTORS" or "Board" means the board of directors of the Company as constituted from time to time.

            "BUSINESS OR CONDITION OF THE COMPANY" means the business, financial condition or results of operations of the Company and the Subsidiaries taken as a whole.

            "CODE" means the Internal Revenue Code of 1986, as amended.

            "COMMISSION" shall mean the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act or the Exchange Act.

            "COMPANY" has the meaning ascribed to it in the forepart of this Agreement.

            "CONTRACT" means any agreement, lease, license, evidence of indebtedness, mortgage, indenture, security agreement or other contract.

            "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission (or of any other Federal agency then administering the Exchange Act) thereunder, all as the same shall be in effect at the time.

            "GOVERNMENTAL OR REGULATORY AUTHORITY" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States or any state, county, city or other political subdivision.

            "HOLDERS" has the meaning ascribed to it in the forepart of this Agreement.

            "LAWS" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States or any state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

            "LICENSE" means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority.

            "LIENS" means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

            "NASD" means the National Association of Securities Dealers, Inc.

            "NOTE CONVERSION SHARES" shall have the meaning ascribed in the Recitals of this Agreement.

            "ORDER" means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

            "PERSON" means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

            "REGISTRABLE SECURITIES" shall mean and include the Shares, the Warrants the Warrant Shares, and the Note Conversion Shares issued, in the aggregate, to the Holders; provided, however, that shares of Common Stock or other securities which are Registrable Securities shall cease to be Registrable Securities upon the consummation of any sale pursuant to a registration statement or Rule 144 under the Securities Act.

            "SECURITIES ACT" means the Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission (or of any other federal agency then administering the Securities Act) thereunder, all as the same shall be in effect at the time.

            "SEC" means Commission.

            "SHARES" has the meaning ascribed to it in the Recitals of this Agreement.

            "SUBSIDIARY" means any Person in which the Company, directly or indirectly through Subsidiaries or otherwise, beneficially owns more than 50% of either the equity interests in, or the voting control of, such Person.

            "WARRANTS" has the meaning ascribed to it in the Recitals of this Agreement.

            "WARRANT SHARES" has the meaning ascribed to it in the Recitals of this Agreement.

                                   ARTICLE VI
                                  MISCELLANEOUS

            Section 6.1 ENTIRE AGREEMENT. This Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

            Section 6.2 WAIVER. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

            Section 6.3 AMENDMENT. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

            Section 6.4 NO THIRD PARTY BENEFICIARY. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person.

            Section 6.5 ASSIGNMENT; BINDING EFFECT. This Agreement and any right, interest or obligation hereunder may be assigned by Holder without the prior written consent of the Company. This Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

            Section 6.6 HEADINGS. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

            Section 6.7 INVALID PROVISIONS. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof, and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance here from.

            Section 6.8 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to a Contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

            Section 6.9 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

            IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                ATLANTIC COAST ENTERTAINMENT
                                HOLDINGS, INC.


                                By: ________________________________
                                Name:  Douglas S. Niethold
                                Title: Vice-President, Finance, Chief Financial
                                       Officer, and Principal Accounting Officer

                                CYPRUS, LLC

                                  By: BARBERRY CORP.
                                  Title: Managing Member


                                  By: _______________________________
                                      Name: Edward E. Mattner
                                      Title: Authorized Signatory


                                AMERICAN REAL ESTATE HOLDINGS
                                LIMITED PARTNERSHIP

                                  By: American  Property Investors, Inc., its
                                       general partner

                                   By: ______________________________
                                       Name:
                                       Title: